SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of August, 2005

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED RESULTS

SECOND QUARTER, 2005

Ratios (%)	2Q05	1Q05	2Q04	Profitability

Annualized ROAE	23.0	21.0	17.3
In 2Q05, Unibanco’s net income increased by 48.5% from 2Q04 and 13.0% from 1Q05, reaching R$453 million. In 1H05 net income reached R$854 million, an increase of 47.0% Y-o-Y. Operating income was R$684 million, up 70.6% from 2Q04. The graph below shows the evolution of the return on average equity:

Annualized ROAA	2.2	2.0	1.6
Efficiency Ratio	52.8	53.7	63.4
BIS Ratio	16.1	16.4	16.7
Earnings per Share (R$)	0.32	0.29	0.22
Book Value per Share (R$)	6.20	5.99	5.52

Income Statement (R$ million)	2Q05	1Q05	2Q04

Profit from financial intermediation before provision (a)	1,964	1,799	1,433
Provision for loan losses (b)	(435)	(310)	(316)
Gross profit from financial intermediation (a+b)	1,529	1,489	1,117
Fees from services rendered	794	766	820
Personnel and administrative expenses	(1,232)	(1,186)	(1,242)	Net income growth in 2Q05 over 1Q05 was largely due to:

Net income	453	401	305
•   6.0% credit portfolio growth, relative to an  expansion of 3.7% in the financial system credit operations (source: Brazilian Central Bank);

•    Credit quality improvement: non-accrual portfolio coverage ratio rose to 125.7% from 118.8%. The non- accrual portfolio represented 3.9% of the credit portfolio, improving from 4.3%;

•    9.5% growth in the individuals credit portfolio, positively impacted by consumer finance portfolio and commercial bank finance;

•    3.9% growth in the corporate credit portfolio. The portfolio of small and medium sized companies posted a 7.2% increase, mainly due to account receivables financing. Cross-sell activities were implemented this quarter, leading to acquisition of payroll accounts and to the offering of banking services to retailers associated with our consumer finance and credit card companies.

•    3.2% increase in the level of core deposits, while core deposits in the Brazilian financial system decreased by 0.5% during the quarter;

•    Improvement in the efficiency ratio, from 53.7% in the first quarter to 52.8% in the second, in line with the restructuring process started in June, 2004.

Balance Sheet (R$ million)	Jun-05	Mar-05	Jun-04

Loan Portfolio	35,154	33,176	29,064
Total assets	82,992	82,109	79,771
Total deposits	34,856	34,969	29,328
Stockholders' equity	8,660	8,363	7,704
Assets under management	35,119	34,206	30,503

Assets and Funding

• Unibanco consolidated total assets reached R$82,992 million on June 30, 2005.

• Unibanco’s total credit portfolio reached R$35,154 million, 21.0% up Y-o-Y.

• Total credit portfolio for individuals grew by 33.8% over the last 12 months. Total corporate credit portfolio posted a 14.3% growth Y-o-Y.

• Unibanco overall funding reached R$100 billion, including R$35,119 million in mutual funds and assets under management. Core deposits posted 23.6% growth Y-o-Y, which demonstrates the initiatives towards improving the funding mix.

Performance Highlights

• Financial margin before provision for loan losses, adjusted by the net impact of investments abroad, reached R$3,763 million in 1H05, an increase of 28.6% when compared with 1H04, mainly due to credit operations increase and change in its composition, to core deposits growth, and to the high level of the basic interest rate (Selic) during the period.

• The annualized financial margin, before provision for loan losses, increased to 10.2% in 2Q05, from 8.2% in 2Q04 (9.5% in 1Q05).

Personnel and Administrative Expenses

• The internal restructuring process of the company, initiated in the second semester of 2004, continues to show results such as the reduction of 0.8% in personnel and administrative expenses, 2Q05 vs. 2Q04, while the IPCA inflation index posted a 7.3% growth. During the 1H05, we highlight simultaneous movements, as the expansion of Hipercard and the consumer finance companies, and the savings in the internal processes – leading the efficiency ratio to 52.8% in the 2Q05.

Perpetual Securities

• In July, 2005, Unibanco issued perpetual securities in the total amount of US$500 million. Interest on the securities will accrue at a rate of 8.70% per annum. Approximately 875 investors took part in the book, with emphasis on the Asian and private banking markets, which expanded Unibanco's breadth of offerings in the international capital markets and its investor base, while further solidifying Unibanco's funding sources.

Financial Margin (R$ Million)	2Q05	1Q05	2Q04
Financial margin (A)	1,964	1,799	1,433
Financial margin after provision for loan losses (B)	1,529	1,489	1,117
Total average assets (-) average permanent assets (C) Expenses	79,851	78,037	71,960
Annualized financial margin before provision for loan losses (%) (A/C)	10.2	9.5	8.2

For further information, please
contact:
Osias Brito
Fernando Chagas
Regina Sanchez
Letícia Wrege
Leandro Silva

Unibanco
Av. Eusébio Matoso, 891 – 15th floor
São Paulo, SP 05423-901
Phone: (55 11) 3097 1980
E-mail: : investor.relations@unibanco.com

2Q05 | Consolidated Financial Information

Results

•  Results • Highlights

In 2Q05, Unibanco’s net income increased by 48.5% from 2Q04 and 13.0% from 1Q05, reaching R$453 million. In 1H05 net income reached R$854 million, an increase of 47.0% Y-o-Y. Operating income was R$684 million, up 70.6% from 2Q04. The graph below shows the evolution of the return on average equity:

First half results were, in part, a consequence of Unibanco’s restructuring process, started in June 2004, when structural changes led the bank to a new level of results. The highlights among the changes are:

  Consolidation of Unibanco as a universal bank, operating in the Retail, Wholesale, Wealth Management, Insurance and Private Pension Plans segments, leading to the improved use of cross-selling;

  Segmentation strategy focusing on the segments with higher margins and higher growth rates, while maintaining the leadership in the consumer finance segment.

Net income growth in 2Q05 over 1Q05 was largely due to:

  6.0% credit portfolio growth, relative to an expansion of 3.7% in the financial system credit operations (source: Brazilian Central Bank);

  Credit quality improvement: non-accrual portfolio coverage ratio rose to 125.7% from 118.8%. The non-accrual portfolio represented 3.9% of the credit portfolio, improving from 4.3%;

  9.5% growth in the individuals credit portfolio, positively impacted by consumer finance portfolio and commercial bank finance;

  3.9% growth in the corporate credit portfolio. The portfolio of small and medium sized companies posted a 7.2% increase, mainly due to account receivables financing. Cross-sell activities were implemented this quarter, leading to acquisition of payroll accounts and to the offering of banking services to retailers associated with our consumer finance and credit card companies.

  3.2% increase in the level of core deposits, while core deposits in the Brazilian financial system decreased by 0.5% during the quarter;

  Improvement in the efficiency ratio, from 53.7% in the first quarter to 52.8% in the second, in line with the restructuring process started in June, 2004.

The seek of synergies among the business units, through a cross-selling program, was further developed. Initiatives from all business units were also reflected in the results. In the first half of 2005, focus on the retail segment was intensified through the launch of an expansion program for Hipercard and Fininvest. In wholesale, we highlight the third position in the ranking as financial agent for BNDES, the National Economic and Social Development bank, and second position in the BNDES-exim category. Insurance and private pension plans businesses maintained the leadership in the property risks, aviation, D&O (Directors & Officers), international transportation, and extended warranty segments, according to the latest industry data released by SUSEP (as of May 2005). In the industry Global Ranking, published by ANBID, Private Bank’s asset under management hold the second position, with 10.2% market share in June, 2005.

•  Results • Performance Indicators

Stockholders’ equity, in June, 2005, amounted to R$8,660 million, up 12.4% from June 2004. Annualized return on average equity (ROAE) was 23.0% and 21.4% in the quarter and in 1H05, respectively. The following table shows performance indicators:

Profitability	2Q05	1Q05	2Q04	1H05	1H04
Net Income (R$million)	453	401	305	854	581
Operating Income (R$ million)	684	711	401	1,395	872
Total Assets (R$ million)	82,992	82,109	79,771	82,992	79,771
Stockholders' equity (R$ million)	8,660	8,363	7,704	8,660	7,704
Annualized return on average equity (%)	23.0	21.0	17.3	21.4	16.4
Annualized return on average assets (%)	2.2	2.0	1.6	2.1	1.6
Earnings per share (R$)(1)	0.32	0.29	0.22	0.61	0.42
Earnings per GDS (R$)(2)	0.31	0.28	0.21	0.59	0.40
Total Interst on Capital Stock (R$million)(3)	234.4	48.2	-	282.6	204.0
Book value per outstanding share (R$) (1)	6.20	5.99	5.52	6.20	5.52

(1)	In August 2004, there was a reverse stock split in a ratio of 100 shares per every 1 share of the same type and class. Figures from previous periods were adjusted.
(2)	Each Global Depositary Share (GDS) listed (NYSE:UBB) corresponds to 5 UNITs. Each UNIT consists of one Unibanco preferred share and one Unibanco Holdings preferred share.
(3)	Net of income tax. Income tax on interest on capital stock: 15%

Financial margin before provision for loan losses, adjusted by the net impact of investments abroad, reached R$3,763 million in 1H05, an increase of 28.6% when compared with 1H04, mainly due to credit operations increase and change in its composition, to core deposits growth, and to the high level of the basic interest rate (Selic) during the period. Financial margin after provision for loan losses reached R$1,529 million in the quarter, presenting a growth of 2.7% Q-o-Q, influenced mostly by an additional provision made in 2Q05.

The annualized financial margin, before provision for loan losses, increased to 10.2% in 2Q05, from 8.2% in 2Q04 (9.5% in 1Q05).

					R$ million
Financial Margin	2Q05	1Q05	2Q04	1H05	1H04
Financial margin (A)	1,964	1,799	1,433	3,763	2,925
Provision for Loan Losses	(435)	(310)	(316)	(745)	(629)
Financial margin after provision for loan losses (B)	1,529	1,489	1,117	3,018	2,296
Total average assets (-) average permanent assets (C)	79,851	78,037	71,960	78,440	71,345
Annualized financial margin before provision for loan losses (%) (A/C)	10.2	9.5	8.2	9.8	8.4
Annualized financial margin after provision for loan losses (%) (B/C)	7.9	7.9	6.4	7.8	6.5

Assets

Unibanco consolidated total assets reached R$82,992 million on June 30, 2005 (1.1% growth when compared with March 31, 2005). The change was mainly due to the 6.0% growth on loan portfolio and the 9.2% decrease on securities portfolio, the latter as a consequence of marketable securities sales and redemptions at maturity. The following chart shows asset growth:

•  Assets •  Marketable Securities

The following table shows the classification and the values of marketable securities portfolio as of June, 2005:

				R$ million
	Trading Securities - Market Value	Securities Available for Sale - Market Value	Securities Held to Maturity - Amortized Cost	Total
Federal government	1,844	657	1,395	3,896
Foreign Government	213	1	-	214
Brazilian sovereign debt	118	-	2,634	2,752
Corporate debt securities	57	2,011	187	2,255
Bank debt securities	423	214	93	730
Marketable equity securities	14	120	-	134
Mutual funds	5,386	613	-	5,999
Total	8,055	3,616	4,309	15,980
% of portfolio	50%	23%	27%	100%

The market value of the marketable securities held to maturity was of R$4,533 million on June 30, 2005.

The following table shows the changes to the securities portfolio during the quarter:

							R$ million
Changes in Securities Portfolio	Balance Mar-05	Foreign Exchange Variation	Interest	Maturity (1)	Purchases	Sales	Balance Jun-05
Trading securities	9,958	(45)	320	(473)	23,094	(24,800)	8,053
Available for sale	3,614	(20)	136	(157)	866	(689)	3,750
Held to maturity	4,752	(471)	112	(119)	35	-	4,309
	-	-	-	-	-	-	-
Total	18,324	(536)	568	(749)	23,995	(25,490)	16,112
(1) Interest payments and redemptions at maturity.

The following table shows the impact of mark to market adjustments in trading securities, securities available for sale and financial derivatives instruments:

		R$ million
	Market Value Adjustment Jun-05	Change during 2Q05 (1)
To Income Statement	15	(3)
To Stockholders´ Equity	(117)	32
(1) Net of income tax

•  Assets •  Loan Portfolio

Unibanco’s consolidated credit portfolio increased by 21.0% Y-o-Y. For better comparison, the portfolio of Credicard (company sold in 4Q04) was excluded and installment credits from Unicard and Fininvest cards were included.

On June 30, 2005, the total credit portfolio for individuals amounted to R$13,359 million, up 33.8% in the last 12 months. This growth is consequence of Unibanco’s strategy to focus on more profitable, higher margin segments, which includes mainly financing for individuals.

Total corporate credit portfolio posted 14.3% growth in the last 12 months and 3.9% growth in the quarter, mainly due to the increase in the SME portfolio of 37.4% Y-o-Y and 7.2% Q-o-Q. It is important to note that, in this segment, Unibanco, in 1H05, in addition to offering cash management, with a focus on account receivables financing, also implemented cross-sell activities, leading to the acquisition of new payroll accounts and the offering of banking services to retailers and partners of the credit cards companies.

The following tables and graphs show credit portfolio balance by client type.

					R$ million
Balance of Loans by Client Type	Jun-05	Mar-05	Jun-04(1)	Quarterly Change (%)	Annual Change (%)
Individuals	13,359	12,199	9,988	9.5	33.8
Commercial bank and other companies	7,907	7,173	6,012	10.2	31.5
Credit cards	2,881	2,630	2,182	9.5	32.0
Consumer finance companies	2,571	2,396	1,794	7.3	43.3
Corporate	21,795	20,977	19,076	3.9	14.3
Large corporate	15,381	14,991	14,409	2.6	6.7
Middle market and small companies	6,414	5,986	4,667	7.2	37.4
Total Risk	35,154	33,176	29,064	6.0	21.0

(1) Pro-Forma: includes installment credits from Unicard and Fininvest; does not include Credicard portfolio.

Total credit operations in the Retail segment, which consists of individuals and SMEs, grew by 34.9% in the last 12 months. Retail credit operations, in June 2005, accounted for 56% of the total portfolio, vs. 50% in June, 2004. Given the revision of credit segmentation process, a credit portfolio of R$388 million was reclassified from Retail to Wholesale, as of June 2004, in the segment of medium sized companies. The Wholesale portfolio posted growth of 6.7% vs. June 2004. The credit portfolio pegged to the US dollar rose from US$2,139 million in June 2004 to US$2,674 million in June 2005. However, due to the appreciation of the local currency, such portfolio posted a negative fluctuation of 5.4%, in Reals.

					R$ million
Balance of Loans by Business Segment	Jun-05	Mar-05	Jun-04(1)	Quarterly Change (%)	Annual Change (%)
Retail	19,773	18,185	14,655	8.7	34.9
Wholesale	15,381	14,991	14,409	2.6	6.7
	-	-	-	0.0	-
Total Risk	35,154	33,176	29,064	6.0	21.0

(1) Pro-Forma: includes installment credits from Unicard and Fininvest; does not include Credicard portfolio.

The following table shows credit portfolio by economic activity:

					R$ million

Balance of Loans by Economic Activity	Jun-05	Mar-05	Jun-04(1)	Quarterly Change (%)	Annual Change (%)
Manufacturing	10,899	10,106	9,236	7.8	18.0
Services	5,883	5,960	5,479	-1.3	7.4
Retailers	3,528	3,377	3,058	4.5	15.4
Agribusiness	743	834	775	-10.9	-4.1
Individuals	13,359	12,199	9,988	9.5	33.8
Others	742	700	528	6.0	40.5
Total Risk	35,154	33,176	29,064	6.0	21.0
(1) Pro-Forma: includes installment credits from Unicard and Fininvest; does not include Credicard portfolio.

The auto financing businesses credit portfolio reached R$4,143 million in 1H05, up 33.3% Y-o-Y. In May 2005, consolidating the strategy of expanding its businesses in the car and heavy vehicles segments, Unibanco increased its equity interest in Banco Dibens, to 100% of the shares. (please see Auto Financing).

•  Assets •  Allowance and Provisions for Loan Losses

At the end of June, 2005, the balance for the consolidated allowance for loan losses reached R$1,739 million, representing 4.9% of the portfolio, composed of:

•	R$597 million according to Resolution 2682, related to overdue credits;
•	R$730 million according to risk parameters of Resolution 2682, related to falling due credits;
•	R$412 million based on more conservative percentages than those required by the Regulatory Authority; above the R$343 million balance of March, 2005.

								R$ million
Classification	Required Provision (%)	Total Risk Portfolio	Cumulative Distribution (%)	MinimumAllowance Required		Excess allowance over Res. 2682	Total allowance	Allowance over Portfolio %
				Overdue Installments	Falling Du eInstallments
AA	-	14,007	39.8	-	-	11	11	0.1
A	0.5	13,957	79.5	-	70	4	74	0.5
B	1.0	2,854	87.7	2	26	13	41	1.4
C	3.0	1,812	92.8	6	48	89	143	7.9
D	10.0	1,012	95.7	17	84	167	268	26.5
E	30.0	300	96.5	42	48	37	127	42.3
F	50.0	257	97.3	80	48	29	157	61.0
G	70.0	330	98.2	96	135	62	293	88.7
H	100.0	625	100.0	354	271	-	625	100.0
TOTAL		35,154		597	730	412	1,739
% of portfolio							4.9%

As of June, 2005, the balance of credits classified as AA-C represented 92.8% of total loan portfolio, better than the figure of 91.9% of June 2004. The balance of credits classified as E-H represented 4.3% of total loan portfolio improving from the 5.2% figure of June 30, 2004, whereas provision for loan losses represented 4.9% of total balance of credits on June 30, 2005.

The allowance for loan losses over the balance of credits with principal or interest past due for 60 days or longer (non-accrual portfolio) reached 125.7% . As of June, 2005, the ratio of non-accrual portfolio over the total credit portfolio reached 3.9%, presenting improvement, as shown in the following chart:

The following table shows the changes in allowance for loan losses for the indicated periods:

					R$ million
Allowance for Loan Losses	2Q05	1Q05	2Q04	1H05	1H04
Allowance for loan losses (opening balance)	1,685	1,669	1,396	1,669	1,549
Provision for loan losses	435	310	316	745	629
Required provision	366	318	264	684	585
Additional provision	69	(8)	52	61	44
Opening balance from acquired company	-	-	145	-	148
Loan write-off	(381)	(294)	(312)	(675)	(781)
Allowance for loan losses (closing balance)	1,739	1,685	1,545	1,739	1,545
Loan recovery	31	46	74	77	136
Net write-off	(350)	(248)	(238)	(598)	(645)
Net write-off / Total Risk	1.0%	0.7%	0.8%	1.7%	2.2%

Allowance for loan losses over credits with past due installments improved to 124,3% on June 30, 2005, from 99.6% on June 30, 2004, thus evidencing credit portfolio quality.

The following chart shows the continuous improvement of the credit portfolio, as the net-write-off added to the D-H credit portfolio over total credit plus write-off reached 8.1% in 2Q05, while in 2Q04 it was 8.8% .

Funding

As of June 30, 2005, Unibanco overall funding reached R$100 billion, including R$35,119 million in mutual funds and assets under management, as shown in the following table:

					R$ million
Funding Balance	Jun-05	Mar-05	Jun-04	Quarterly Change (%)	Annual Change (%)
Demand deposits	3,547	3,415	2,953	3.9	20.1
Savings deposits	5,635	5,801	5,971	-2.9	-5.6
SuperPoupe	2,350	1,962	403	19.8	483.1
Core Deposits	11,532	11,178	9,327	3.2	23.6
Time deposits	23,212	23,598	19,807	-1.6	17.2
Interbank deposits	112	193	194	-42.0	-42.3
Total deposits	34,856	34,969	29,328	-0.3	18.8
Others	30,025	30,172	33,881	-0.5	-11.4
Total funding	64,881	65,141	63,209	-0.4	2.6
Assets under management	35,119	34,206	30,503	2.7	15.1
Total funding + assets under management	100,000	99,347	93,712	0.7	6.7

In June 2005, core deposits posted 23.6% and 3.2% growth Y-o-Y and Q-o-Q. Such growth exceeds the core deposits growth of the Brazilian Financial System, which increased 9.0% Y-o-Y and decreased 0.5% Q-o-Q, and demonstrates the initiatives towards improving the funding mix.

Funds and portfolios managed by UAM (Unibanco Asset Management) reached R$35,119 million by the end of June, 2005, up 15.1% when compared with June, 2004. (Please also refer to Businesses Highlights – Wealth Management).

During July 2005, Unibanco concluded the issuance of Perpetual Securities, in the amount of US$500 million, through its Grand Cayman branch. Interest on these securities will accrue at a rate of 8.7% per year, payable on quarterly basis. Moody’s Investors Services, Inc. rated these securities as Ba2 (Please also refer to Subsequent Events).

The following tables show funding in local and foreign currency:

					R$million
Funding in Local Currency	Jun-05	Mar-05	Jun-04	Quarterly Change (%)	Annual Change (%)
Total funding in local currency	51,739	51,222	47,132	1.0	9.8
Total deposits	32,898	32,979	26,426	-0.2	24.5
Demand deposits	3,043	2,876	2,254	5.8	35.0
Savings deposits	5,161	5,285	5,399	-2.3	-4.4
Interbank deposits	6	27	194	-77.8	-96.9
SuperPoupe (Time Deposits)	2,350	1,962	403	19.8	483.1
Time deposits	22,338	22,829	18,176	-2.2	22.9
Funding obtained in the open market	4,647	4,069	8,722	14.2	-46.7
Debentures and mortgage notes	257	251	634	2.4	-59.5
Local onlendings (BNDES funds)	5,202	4,954	4,832	5.0	7.7
Subordinated Debt	401	383	340	4.7	17.9
Technical reserves for insurance, annuity and pension plans	6,675	6,327	5,063	5.5	31.8
Others	1,659	2,259	1,115	-26.6	48.8

					R$million
Funding in Foreign Currency	Jun-05	Mar-05	Jun-04	Quarterly Change (%)	Annual Change (%)
Total funding in foreign currency	13,142	13,919	16,077	-5.6	-18.3
Total de depósitos	1,958	1,990	2,902	-1.6	-32.5
Demand deposits	504	539	699	-6.5	-27.9
Savings deposits	474	516	572	-8.1	-17.1
Interbank deposits	106	166	-	-36.1	-
Time deposits	874	769	1,631	13.7	-46.4
Funding obtained in the open market	1,823	1,492	1,432	22.2	27.3
Local onlendings (BNDES funds)	185	225	274	-17.8	-32.5
Foreign onlendings	157	241	264	-34.9	-40.5
Import and export financing lines	2,399	2,224	3,554	7.9	-32.5
Eurobonds and commercial papers	1,226	1,330	1,723	-7.8	-28.8
Subordinated Debt	1,369	1,576	1,338	-13.1	2.3
Securitization	2,173	2,527	3,191	-14.0	-31.9
Others	1,852	2,314	1,399	-20.0	32.4

In June 2005, funding in domestic currency reached R$51,739 million, up 9.8% Y-o-Y. Growth is explained by the decrease in the open market funding and by the strong growth of deposits. Funding in foreign currency dropped by 5.6% Q-o-Q, amounting to R$13,142 million at the end of March, 2005, impacted by the Real appreciation of 11,8% in the period.

Capital Adequacy and Fixed Asset Ratios

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months
BIS Ratio at the beginning of the period	16.4	16.7
Changes in risk weighted assets	(0.7)	(2.2)
Changes in market risk coverage - interest rates	(0.1)	0.1
Changes in market risk coverage - foreign exchange rate	0.4	0.1
Reference equity growth
Tier I	0.3	1.3
Tier II	(0.2)	0.1
BIS Ratio on June 30, 2005	16.1	16.1

The BIS ratio stood at 16.1%, above the minimum level required by the Brazilian Central Bank of 11%.

Relative to March 2005, the decrease of 30 b.p. is mainly explained by the assets increase, and by the impact of the 11.8% local currency appreciation, occurred in 2Q05, over the Subordinated Debt, a part of the Reference Equity.

Y-o-Y, the drop of 60 b.p. is basically due to the assets growth, partially offset by the increase in the stockholders’ equity in December, 2004.

The issuance of perpetual securities, if consolidated in June 2005, would make the BIS ratio to increase to approximately 18%.

The table below shows the reference equity breakdown between Tier I and Tier II capital, as of June, 2005:

	Reference Equity (R$ million)	BIS ratio (%)
Tier I	8,637	13.6
Tier II	1,594	2.5
Total	10,231	16.1

The following table shows balance in local and foreign currency and the net FX exposure:

			R$ million
	June 30, 2005
	Local Currency	Foreign Currency	Consolidated
Cash and due from bank / Interbank investments	11,729	2,087	13,816
Marketable securities and derivatives	12,547	4,315	16,862
Trading	7,470	585	8,055
Available for sale	3,525	91	3,616
Held to maturity	732	3,577	4,309
Derivative financial instruments	820	62	882
Interbank accounts	5,562	168	5,730
Net loans	27,600	5,815	33,415
Loans	29,146	6,008	35,154
Allowances for loan losses	(1,546)	(193)	(1,739)
Other assets	11,989	1,180	13,169
Total assets	69,427	13,565	82,992
Deposits	32,898	1,958	34,856
Securities sold under repurchase agreements (open market)	4,647	1,823	6,470
Resources from securities issued	257	1,226	1,483
Interbank accounts	654	30	684
Borrowings and onlending	5,359	2,875	8,234
Financial derivative instruments	383	118	501
Subordinated Debt	401	1,369	1,770
Other liabilities	15,514	4,127	19,641
Minority interest	693	-	693
Stockholders' equity	8,660	-	8,660
Total liabilities	69,466	13,526	82,992
Derivatives and leasing operations	(16,143)	(1,784)	(17,927)
Transactions to mature (with no exposure risk), fo reign strategic shareholder and others	-	668	-
Net exposure - BIS ratio		(1,077)

The fixed asset ratio improved from 48.3% in June 2004 to 41.9% in June 2005, primarily as result of incorporated companies’ goodwill amortization at the end of 2004.

Investments Abroad

Investments abroad amounted to US$691 million in the end of June 2005, from US$631 million as of March 31, 2005. The increase was caused by the net income of the period.

The following tables show the changes in investments abroad and the FX impact over such investments.

					US$ million
	2Q05	1Q05	2Q04	1H05	1H04
Investments Abroad (opening balance)	631	598	674	598	842
Net Income	59	27	31	86	80
Dividends paid	-	-	(114)	-	(334)
Market value adjustments	1	6	15	7	18
Investments Abroad (closing balance)	691	631	606	691	606

					R$ million
Impact on Investments Abroad	2Q05	1Q05	2Q04	1H05	1H04
Exchange rate fluctuation on investments abroad	(151)	2	97	(149)	105
Hedge on investments abroad (currency)	177	15	(63)	192	(28)
Net impact before income tax and social contribution	26	17	34	43	77
Tax effects of exchange rate fluctuation on investments abroad	(51)	1	33	50	36
Net impact after income tax and social contribution	(25)	18	67	(7)	113

Unibanco adopts the practice of hedging its investments abroad, reducing adverse tax effects and exchange rate effects.

Efficiency ratio

Unibanco improved its efficiency ratio(1), reaching 52.8% in 2Q05 from 63.4% in 2Q04, as a result of its efforts to optimize revenues and rationalize expenses.

The 1060 b.p. improvement in the efficiency ratio in 2Q05, compared with 2Q04, was driven by the 19.0% revenue increase and by the 0.8% administrative expenses decrease, as shown in the following table.

	2Q05	1Q05	2Q04	Quarterly Change (%)	Annual Change (%)
Efficiency Ratio	52.8%	53.7%	63.4%	-90b.p.	-1060 b.p
Expenses	1,232	1,186	1,242	3,8%	-0,8%
Revenues	2,334	2,209	1,961	5,7%	19,0%

(1) (Personnel Expenses + Other Administrative expenses) / (Profit from Financial Intermediation before Provision for Loan Losses + Services Rendered + Insurance, Retirement Plans and Annuity Products + Credit Card Selling Expenses + Taxes Expenses + Other Operating Income / Operating Expenses).

Revenue by Business

The following chart demonstrates the pro-forma net revenue by business type. For better comparison, the impact of Credicard was excluded.

The share of the financial income in the total revenue by business increased to 48% in 1H05, due to credit growth, under a scenario of higher basic interest rate (SELIC). The growth of 200 b.p. in the credit card fees is primarily due to the Hipercard acquisition.

Fees from Services Rendered

The breakdown of fees from services rendered is demonstrated as follows:

					R$ million
Fees from Services Rendered	2Q05	1Q05	2Q04	1H05	1H04
Banking fees and other fees and commissions	448	436	403	884	809
Credit Cards	246	230	220	476	379
Unibanco's Cards	175	167	163	342	271
Redecard	71	63	57	134	108
Assets under management	100	100	96	200	187
Subtotal	794	766	719	1,560	1,375
Credicard and Orbitall	-	-	101	-	186
Total fees from services rendered	794	766	820	1,560	1,561

Total fees reached R$794 million in 2Q05, up 10.4% Y-o-Y (excluding fees from Credicard and Orbitall, both sold during the 4Q04).

Banking fees reached R$448 million in 2Q05, a growth of 11.2% Y-o-Y, mainly coming from the companies segment. Credit card fees reached R$246 million in 2Q05, up 11.8% from 2Q04.

Fees from asset management reached R$200 million in 1H05, a growth of 7.0% Y-o-Y .

Personnel and Administrative Expenses

The internal restructuring process of the company, initiated in the second semester of 2004, continues to show results such as the reduction of 0.8% in personnel and administrative expenses, 2Q05 vs. 2Q04, while the IPCA inflation index posted a 7.3% growth. During the 1H05, we highlight simultaneous movements, as the expansion of Hipercard and the consumer finance companies, and the savings in the internal processes – leading the efficiency ratio to 52.8% in the 2Q05.

The following table shows the breakdown of Unibanco’s personnel and administrative expenses for the indicated periods:

R$ million
Personnel and Administrative Expenses	2Q05	1Q05	2Q04	1H05	1H04
Commercial Bank	795	772	761	1,567	1,490
Subsidiaries	437	414	395	851	738
Subtotal	1,232	1,186	1,156	2,418	2,228
Credicard and Orbitall	-	-	86	-	157
Total	1,232	1,186	1,242	2,418	2,385

The following table shows the breakdown of Unibanco’s personnel expenses for the indicated periods:

R$ million
Personnel Expenses	2Q05	1Q05	2Q04	1H05	1H04
Commercial Bank	368	348	356	716	689
Subsidiaries	99	98	107	197	206
Subtotal	467	446	463	913	895
Credicard and Orbitall	-	-	21	-	48
Total	467	446	484	913	943

Compared with 1H04, personnel expenses presented a decrease of R$30 million, influenced mostly by the internal restructuring process of the company, the “Collective Wage Agreement” of 8.5% and also the sale of Credicard and Orbitall, occurred in November 2004.

In 2Q05, excluding the seasonal effects caused by concentration of vacations, personnel expenses was kept stable when compared with 1Q05. The following table shows the main changes:

Main Effects over Personnel Expenses	2Q05 / 1Q05	1H05 / 1H04
Total expenses variation	4.7%	-3.2%
Breakdown:
Seasonal effects - vacations	4.6%	0.0%
Organic Growth: Hipercard and Fininvest expansion	1.0%	0.6%
Organizational restructure gains	-0.5%	-3.9%
Lay-Offs	-0.2%	-1.1%
Credicard / Orbitall: consolitaded up to Nov, 04	0.0%	-5.1%
Salaries readjustments - Collective Wage Agreement	-	5.9%
Other events	-0.2%	0.5%

The following tables show other administrative expenses account for the indicated periods:

R$ million
Other Administrative Expenses	2Q05	1Q05	2Q04	1H05	1H04
Commercial Bank	427	424	405	851	801
Subsidiaries	338	316	289	654	532
Subtotal	765	740	694	1,505	1,333
Credicard and Orbitall	-	-	64	-	109
Total	765	740	758	1,505	1,442

R$ million
Other Administrative Expenses	2Q05	1Q05	2Q04	1H05	1H04
Third-party services	231	221	220	452	429
Equipment Lease	10	9	2	19	9
Data processing and telecomunications	99	93	89	192	176
Depreciation and amortization	88	95	89	183	174
Facilities - maintenance and preservation	155	157	150	312	285
Advertising and publicity	56	52	50	108	86
Financial system services costs	20	24	18	44	40
Transportation	20	13	15	33	28
Materials	12	10	11	22	21
Others	74	66	50	140	85
Subtotal	765	740	694	1,505	1,333
Credicard and Orbitall	-	-	64	-	109
Total	765	740	758	1,505	1,442

In 2Q05, excluding the effect of organic growth (responsible for a growth of 2.5%) and marketing expenses, especially at Fininvest and Hipercard, “other administrative expenses” account grew by 0.3% Q-o-Q.

Other Operating Income and Expenses

This group of accounts include, to a large extent, fiscal, labor and civil provisions, goodwill amortization and dividends received from other investments. The result of this account went from R$ (202) million in 1Q05 to R$ (241) million in 2Q05, primarily due to tax provisioning.

Retail

Unibanco has around 19.3 million clients in its Retail businesses. The commercial bank serves individuals and small and medium enterprises (SMEs); Unicard and Hipercard are credit card companies; Fininvest, PontoCred and LuizaCred are companies that focus in Consumer Finance; and Banco Dibens and Unibanco Financeira promote financing of cars and heavy vehicles.

Total Retail loans grew by 34.9% Y-o-Y and reached R$19,773 million. Retail loans represented 56% of the total loan portfolio in June, 2005, compared with 50% in June, 2004.

Total individuals loan portfolio amounted to R$13,359 million, up 9.5% in the quarter. The highlight of the period was the increase of R$777 million Y-o-Y in the loan portfolio of the consumer finance companies, up 43.3% from June, 2004 and 7.3% from March, 2005. The SME loan portfolio grew by 37.4% over the last 12 months and by 7.2% from March, 2005, driven mainly by discounting receivables and rotating credit. Commercial bank and other companies increased by 31.5% Y-o-Y and 10.2% Q-o-Q.

•  Retail  •  Branch Network

Unibanco ended 2Q05 with a network of 908 branches and 362 corporate-site branches. In March, 2005, Unibanco adopted a new marketing stance, promoting a simpler, clearer, more transparent, more agile and closer bank. The logo and the company colors were changed to match the new stance. The points-of-sale are also being adapted to the strategy, to go along with a new service model. The roll out of the new format to all Unibanco branches will be completed by the end of 2006.

•  Retail  •  The Consumer Credit Companies

Unibanco’s Consumer Credit Companies are present in the credit card and consumer finance segments. They are Unicard, Hipercard, Redecard (partnership with Citibank, Itaú and Mastercard), Fininvest, PontoCred (partnership established with Globex, parent company of Ponto Frio department store chain), LuizaCred (partnership with Magazine Luiza department store chain), Banco Dibens and Unibanco Financeira and SonaeCred (partnership with rede Sonae Distribuição Brasil).

•  Retail  •  The Consumer Credit Companies  •  Credit Card Companies - Unicard

Unicard’s credit card business posted net earnings of R$73 million in 1H05, up 15.9% Y-o-Y. In the 2Q05, net earnings amounted to R$32 million, up 6.7% from 2Q04.

Revenues, measured in terms of volume of purchases and cash withdrawals made by the customers, reached R$2,067 million in 2Q05, up 29.8% from 2Q04 and 12.4% from 1Q05. The loan portfolio reached R$1,756 million in June, 2005, 30.5% above 2Q04 and 11.4% above March, 2005. The number of transactions increased by 16.0% in 2Q05 compared with 1Q05.

The main indicators of Unicard’s credit card business are shown in the following table:

R$ million
Financial Information	2Q05	1Q05	2Q04	1H05	1H04
Net Earnings	32	41	30	73	63
Fees	61	61	55	122	108
Credit portfolio (1)	1,756	1,577	1,346	1,756	1,346
Average Financed Volume	453	464	426	459	428
Provision for loan losses	54	33	46	87	82
(1) Individuals. Includes installment credits.

•  Retail  •  The Consumer Credit Companies  •  Credit Card Companies - Hipercard

Hipercard, the credit card business launched by the Bompreço supermarket chain, and acquired by Unibanco in March, 2004, posted net earnings of R$41 million in 2Q05, up 156.3% from 2Q04. In 2Q05, earnings were at the same level of 1Q05, due to investments in the expansion of infra-structure and customers base. In June 30, 2005, Hipercard’s loan portfolio stood at R$1,125 million, up 34.6% from 2Q04. The average financed volume grew by 10.0% in the quarter.

R$ million
Financial Information	2Q05	1Q05	2Q04	Quarterly Change (%)	Annual Change (%)
Net Earnings	41	41	16	0.0%	156.3%
Fees	35	31	29	12.9%	20.7%
Credit portfolio	1,125	1,053	836	6.8%	34.6%
Average Financed Volume	220	200	98	10.0%	124.5%

•  Retail  •  The Consumer Credit Companies  •  Credit Card Companies - Redecard

Redecard equity income was R$33 million in 2Q05, up 43.5% when compared with 2Q04 (including Consórcio Redecard revenues after Income Tax/Social Contribution). In 1H05, the equity income was R$59 million, 40.5% above 1H04. In 2Q05, the company processed more than 242 million transactions, and revenues amounted to R$15,525 million, 9.3% above 1Q05.

•  Retail  •  The Consumer Credit Companies  •  Consumer Finance Companies

Unibanco’s consumer finance companies are Fininvest, LuizaCred and PontoCred.

R$ million
Financial Information - 2Q05	FININVEST	PONTOCRED	LUIZACRED
Net Earnings (1)	51	6	2
Credit portfolio	1,957	1,032	484
Revenues	1,417	610	259
(1) PontoCred and LuizaCred: equity income

•  Retail  •  The Consumer Credit Companies  •  Consumer Finance Companies - Fininvest

Fininvest contributed with R$51 million in equity income in 2Q05, an increase of 6.3% Q-o-Q. In 1H05, the company’s equity income was R$99 million, up 8.8% from 1H04.

The highlights of the period were the volume increase due to the expansion plan, the generation of 32 new partnerships in the private label segment and the launching of a new marketing campaign.

The company ended 1H05 with R$1,957 million in credit portfolio (individuals and corporate portfolio), an increase of 9.5% over 1Q05 and of 54.3% over the last 12 months. Fininvest ended 1H05 with 258 stores and more than 12 thousand points-of-sale.

The following table shows Fininvest’s main indicators:

R$ million
Financial Information	2Q05	1Q05	2Q04	1H05	1H04
Equity Income	51	48	47	99	91
Fees	82	77	64	159	119
Credit portfolio (1)	1,957	1,788	1,268	1,957	1,268
Provision for loan losses (1)	131	99	95	230	172

(1) Including installment credits, not including LuizaCred

•  Retail  •  The Consumer Credit Companies  •  Consumer Finance Companies – Auto Financing

The auto financing business includes Banco Dibens and Unibanco Financeira, and offers financing for cars, motorcycles, trucks and buses.

In May 2005, Unibanco, following its strategy of expanding its businesses in the car and heavy-vehicle segments, became holder of the totality of the shares of Banco Dibens. The equity interest transferred to Unibanco, equivalent to 49% of Dibens’ capital, was valued at R$128 million.

The auto financing businesses posted a net managerial income of R$4.5 million in 2Q05 and R$18.0 million in 1H05. At the end of June, the loan portfolio reached R$4.1 billion, up 33.3% from the same period in 2004.

•  Retail  •  Unibanco Capitalização

Unibanco Capitalização, which is responsible for the annuity business, posted revenues of R$109 million in 2Q05, up 36.2% Q-o-Q, due to commercial efforts to sell the MegaPlin product. In 1H05, the company had revenues of R$189 million, an increase of 22.7% compared with 1H04.

The annuity business earnings amounted to R$24 million in 2Q05, up 50.0% from 1Q05, influenced by the revenues growth.

Wholesale

With a strategy that blends regional coverage, with industry-specific expertise and focuses on long-term relationships, the Wholesale segment serves companies with annual sales greater than R$ 150 million and institutional investors. It has consistently ranked among the industry leaders in mergers and acquisitions, project finance and fixed income and equity markets.

The following operations were the highlights of the Wholesale segment in 1H05:

  Release of R$ 708 million as financial agent for BNDES (National Economic and Social Development Bank), ranking third overall and second in the BNDES-exim segment, with releases of R$ 385 million.

  Participation, as a coordinator, in five debt issues (Votorantim Finanças, Tractebel, Coelba, Telemar and Vicunha Siderurgia), which amounted to R$ 3.34 billion. Unibanco ranks third in debt origination and second in debt distribution in 2005, according to the Anbid (National Association of Investment Banks) ranking.

  US$1.8 billion balance in foreign trade financing from import and export operations, as well as international guaranties, posting a growth of approximately 11.0% over 1Q05.

  In project finance, an issue of convertible debentures for a total of R$ 255 million for an 11-year term. Proceeds will be directed to build the Fundão and Santa Clara hydroelectric complex, which will result in 250 MW installed power for Elejor (a Copel subsidiary).

  Structuring of a revolving credit facility for a total of US$100 million for Odebrecht Overseas Ltd. Unibanco acted as one of the Leading Coordinators, as well as an administrative agent. A syndicated import note facility operation of US$125 million was also completed for Braskem; Unibanco acted as joint arranger.

Insurance and Private Pension Plans

The insurance and private pension plans businesses posted net earnings of R$84 million in 2Q05 and R$160 million in the 1H05. Annualized ROAE was 24.5% in the 1H05. Insurance and private pension consolidated technical reserves amounted to R$6,272 million at the end of the quarter, increasing 29.4% from 2Q04, as showed in the following chart:

Consolidated revenues for insurance and private pension plans amounted to R$1,033 million in 2Q05, and R$2,211 million in 1H05.

The combined ratio, which measures the operational efficiency of insurance companies, was of 99.2% in 1H05, the same level as in 1H04. In 2Q05, the combined ratio was of 100.0% . The combined ratio, in the extended concept, which includes financial revenues, reached 86.4% in 2Q05.

R$ million
Insurance (1)	2Q05	1Q05	2Q04	1H05	1H04
Net premiums written - Insurance	784	773	721	1,557	1,378
Premiums retained	628	611	548	1,239	1,000
Premiums earned	405	423	533	828	947
Industrial result	81	78	81	159	152
Personnel and administrative expenses	(70)	(63)	(62)	(133)	(115)
Taxes and other operating expenses	(11)	(9)	(16)	(20)	(29)
Operating income	-	6	2	6	7
Financial / equity result	76	85	91	161	173
Income before taxes	76	92	94	168	181
Net Income	84	76	79	160	148

Loss ratio % (2)	53.3%	54.1%	50.5%	53.7%	51.1%
Combined ratio % (3)	100.0%	98.6%	99.6%	99.2%	99.3%
Extended combined ratio % (4)	86.4%	85.1%	88.9%	85.7%	87.2%
(1) AIG Brasil, UASEG and Unibanco AIG Saúde and UAW: consolidated. Unibanco AIG Previdência accounted for by the equity method
(2) Claims / Premiums
(3) (Operating expenses + administrative expenses + selling expenses, claims and taxes) / premiums earned
(4) (Operating expenses + administrative expenses + selling expenses, claims and taxes) / (premiums earned + financial income)

In 1H05, the extended warranty business posted a sound expansion. The retail businesses also posted a sharp increase, especially in the individual life insurance segment, with an increase of 32.5% in premiums written compared with 1H04, and in the personal injury insurance segment, up 26.9% from 1H04.

The following charts show product mix, based on net premiums written:

Unibanco’s insurance and pension plans companies ranked fourth in consolidated terms, according to Susep (Private Insurance Regulatory Body), Anapp (National Association of Private Pension Funds) and ANS (National Supplementary Health Agency), with an 8.1% market share (May, 2005).

The company maintained its leadership in the property risks, D&O (Directors & Officers), aviation, international transportation, and extended warranty segments, according to the latest industry data provided by Susep (May, 2005).

The Pension Plans business posted net earnings of R$21 million in 2Q05, increasing 50.0% when compared with the same period of 2004. In 2Q05, revenues reached R$249 million and, in 1H05, reached R$654 million.

Unibanco AIG Vida e Previdência ranked fourth in pension plan revenues up to May 2005. In corporate pension plans, Unibanco AIG Vida e Previdência ranked second in accumulated sales for the year, amounting to R$375 million, according to Anapp’s data for May 2005. The company services 1,252 corporate clients and 744 thousand individual customers, of which 222 thousand come from corporate clients, with 27.9% market share.

Wealth Management

Unibanco Asset Management (UAM) ended June, 2005 with R$35,119 million in assets under management, up 2.7% Q-o-Q and 15.1% Y-o-Y. Market share in June, 2005 was of 5.0% .

For the third consecutive year, Unibanco Asset Management received the “Top Gestão de Renda Variável”, an award created exclusively in Brazil, by Standard & Poor’s for Valor Investe magazine, and published by Valor Econômico newspaper. This award is given to asset managers that post the most consistent results compared with their peers. The selection combines qualitative and quantitative criteria, on a three-yearly basis.

Standard & Poor’s Ratings Services reaffirmed, in July 20, 2005, the ‘AMP1’ rating (very sound), reflecting the quality of Unibanco Asset Management – Banco de Investimentos S.A. practices in managing third parties' funds.

According to the industry’s Global Ranking, published by Anbid, Private Bank assets under management, in June, 2005, were up 21.4% from December, 2004. Unibanco’s Private Bank holds the 2ndposition in the market, with a 10.2% market share as of June, 2005.

Unibanco Holdings

Unibanco Holdings assets consist only of its interest in Unibanco’s capital. Unibanco Holdings shareholders’ equity is fully invested in Unibanco – União de Bancos Brasileiros S.A. and, as a consequence, its performance and operational results reflect the performance and results of Unibanco.

Net income for 2Q05 reached R$249 million, corresponding to R$0.30 per share. Stockholders’ equity at period-end was R$5,149 million and ROAE stood at 19.8%, impacted by tax provisions (PIS and COFINS) on interest on capital stock revenues.

Human Resources

Unibanco, with a total staff of 26,999 professionals, invested approximately R$ 11 million in the first half of 2005 in several training and development activities, including MBA programs in Brazil and abroad, and the courses “Providing Service with Excellence” and “People Management – Module III”.

The objective of the “Providing Service with Excellence” program was to upgrade customer service practices of the Branch and Corporate Site Branch Network. In 1H05, 5,429 employees underwent training. The purpose of this program is to train the entire customer service network by October 2005, increasingly aligning people with Unibanco’s new positioning and profile of activity.

In February 2005, the bank started Module III of the People Management Program, as part of the ongoing development process for our leaderships. Its key objective is to develop critical success factors and to spur teams to pursue the strategies defined.

The Extrajudicial Reconciliation Commission, instituted in 1Q05, has the purpose of reducing the number of labor lawsuits and of the liabilities related to them, enabling former employees to communicate directly to the Organization and union representatives. Up to June 2005, approximately 100 agreements with unions had been signed in several areas of the country.

Corporate Governance

•  Corporate Governance  •  Stock Indices

Unibanco Units (UBBR11) are members of the main stock indices of the Brazilian market. The table below shows the Units’ weight as of August 9, 2005 in each index:

Index	Weight (%)
	May 2, 2005	August 9, 2005
Ibovespa	0.984	1.061
IBrX-50	2.955	2.999
IBrX-100	2.604	2.661
IGC	4.736	4.628

•  Corporate Governance  •  Interest on Capital Stock Payment

Unibanco and Unibanco Holdings paid interest on capital stock to their shareholders on July 29, 2005, as shown in the table below:

R$ per share
	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Value	0.1887789	0.2076568	0.1625328	0.1625328	0.3701896	1.8509480
Net Value	0.1604620	0.1765082	0.1381527	0.1381527	0.3146609	1.5733045

(*)	Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**)	Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 5 Units.

These values consist of:

  quarterly interest, related to the second quarter of 2005;
  complementary interest related to the first semester of 2005;
  complementary interest, only to the shareholders of Unibanco Holdings, related to the second half of 2004 (for Unibanco Holdings stocks, Units and GDS).

The total amount of dividends in 1H05, net of income tax, was of R$ 283 million, up 38.7% from the R$204 million of 1H04. Since 1Q05, Unibanco and Unibanco Holdings distribute quarterly dividends. The first two quarterly payments took place in April 29 and July 29, 2005. The next quarterly payments for 2005 are forecasted to take place at the end of October/2005 and January/2006.

Unibanco’s distribution policy establishes a minimum payment of 35% of the annual net income, after legal reserves. In the case of Unibanco Holdings, its entire profit is distributed to its shareholders, also after the establishment of legal reserves.

Social Responsibility

•  Social Responsibility   •  Unibanco Institute

For the Unibanco Institute, 1H05 was a period of major achievements. The Institute renewed alliances for the execution of the following projects:

  From the Streets into Companies (Municipal Bureau of Social Welfare of Rio de Janeiro and Life, an NGO);
  Arts and Crafts Area (Rio de Janeiro City Council and Aplauso Rio, an NGO);
  Citizenship Training (the Carpe Diem Association);
  Basic Training for Senior Citizen Caretakers (SEADS);
  Solidary Literacy (with an NGO of the same name);
  Apprentice Studio (with CIPO, an NGO), “Se Liga e Acelera” (EDH – Lide);
  Preparation for Work Program (Solidary Training).

All the projects are educational in nature and are directed to low-income youngsters, with the purpose of educating them and of including them in society.

In addition to the projects listed above, which will help hundreds of people, the Unibanco Institute stood out, in the first half of this year, for certain activities of an ad hoc nature, the key example of which was fund raising among Unibanco employees, clients, partners and suppliers in support of Sri Lanka orphans, following the tsunami tragedy that devastated part of Asia in December 2004.

•  Social Responsibility   •  Moreira Salles Institute

The main highlights of the Moreira Salles Institute during the first half of 2005 were:

  More than 33 thousand visitors to the 18 exhibitions offered during the period.
  184 guided tours for 8,473 students at these exhibitions.
  52 art education activities, movie and theater sessions provided by the institute for children and teenagers.
  More than 1.5 million attendees at the movie theatre sessions in the Espaço Unibanco/Unibanco Arteplex chain of theaters.

Subsequent Events

•  Subsequent Events   •  Proposed Global Public Offering of Units and GDSs

In July, Unibanco and Unibanco Holdings filed registration statements in Brazil and in the United States for a global public offering of the equity interests in Unibanco and Unibanco Holdings held by Caixa Geral de Depósitos (CGD). The offering will consist of Units (Bovespa: UBBR11) and Global Depositary Shares - GDSs (NYSE: UBB).

Following the offering, Unibanco and CGD will maintain their current commercial relationship and cooperate in developing Unibanco's business in Portugal and CGD's business in Brazil.

•  Subsequent Events   •  Studies for a Stock Repurchase Program

In a meeting held on July 19, 2005, the Unibanco Board of Directors authorized the Executive Board to analyze the structuring of a stock repurchase program, with a view to presenting to the Board of Directors the conclusions from the analyses and a proposal for implementing such program.

•  Subsequent Events   •  Cancellation of Treasury Stock

In an Extraordinary Shareholder’s Meeting held on July 19, 2005, Unibanco Holdings shareholders approved the cancellation of 12,970,890 shares held in treasury, with no reduction of corporate capital, by using R$ 68.2 million of the corporate capital reserves.

•  Subsequent Events   •  Perpetual Securities

In July, 2005, Unibanco issued perpetual securities in the total amount of US$500 million. Interest on the securities will accrue at a rate of 8.7% per annum. The securities may be subject to redemption by Unibanco, in whole, but not in part, on July 29, 2010 or on any interest payment date occurring thereafter, upon Brazilian Central Bank's approval. Approximately 875 investors took part in the book, with emphasis on the Asian and private banking markets, which expanded Unibanco's breadth of offerings in the international capital markets and its investor base, while further solidifying Unibanco's funding sources. The Securities received a rating of Ba2 by Moody's Investors Service, Inc.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES SUMMARY CONSOLIDATED BALANCE SHEET

R$ million
	Jun-05	Mar-05	Jun-04	Quarterly Change (%)	Annual Change (%)
ASSETS
Cash and due from bank	1,081	1,929	1,039	-44.0	4.0
Interbank investments	12,735	10,558	14,089	20.6	-9.6
Marketable securities and financial derivatives instruments	16,862	18,569	18,946	-9.2	-11.0
Interbank accounts	5,730	5,649	4,867	1.4	17.7
Loan portfolio, leasing and other loans	35,154	33,176	29,747	6.0	18.2
Allowance for loan losses	(1,739)	(1,685)	(1,545)	3.2	12.6
Net loans	33,415	31,491	28,202	6.1	18.5
Foreign exchange portfolio, except for ACC (1)	2,157	3,067	1,191	-29.7	81.1
Negotiation and intermediation of securities	116	202	117	-42.6	-0.9
Investments	1,235	1,101	1,849	12.2	-33.2
Fixed assets	816	846	956	-3.5	-14.6
Deferred charges	688	713	706	-3.5	-2.5
Other assets	8,157	7,984	7,809	2.2	4.5

Total assets	82,992	82,109	79,771	1.1	4.0

LIABILITIES
Deposits	34,856	34,969	29,328	-0.3	18.8
Securities sold under repurchase agreements (open market)	6,470	5,561	10,154	16.3	-36.3
Resources from securities issued	1,483	1,589	2,357	-6.7	-37.1
Interbank accounts	684	532	596	28.6	14.8
Borrowings and onlendings in Brazil - Governmental agencies	8,234	8,050	9,737	2.3	-15.4
Financial derivatives instruments	501	304	264	64.8	89.8
Technical provisions for insurance, annuities and
retirement plans	6,675	6,327	5,063	5.5	31.8
Foreign exchange portfolio (1)	2,454	3,385	1,163	-27.5	111.0
Negotiation and intermediation of securities	265	470	274	-43.6	-3.3
Other liabilities	12,017	11,779	12,364	2.0	-2.8

Total liabilities	73,639	72,966	71,300	0.9	3.3

Minority interest	693	780	767	-11.2	-9.6
Stockholders' equity	8,660	8,363	7,704	3.6	12.4

Stockholders' equity managed by parent company	9,353	9,143	8,471	2.3	10.4

Total liabilities + stockholders' equity	82,992	82,109	79,771	1.1	4.0

Note: (1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENT

R$ million
	2Q05	1Q05	2Q04	1H05	1H04
Revenue from financial intermediation	3,226	3,614	3,420	6,840	6,314
Lending operations	1,993	2,221	2,078	4,214	3,879
Result from marketable securities (1)	1,000	979	890	1,979	1,643
Insurance, pension plans and annuity result	257	243	206	500	414
Leasing operations, foreign exchange transactions
and compulsory deposits	(24)	171	246	147	378

Expenses on financial intermediation	(1,697)	(2,125)	(2,303)	(3,822)	(4,018)
Securities sold under repurchase agreements (open market)	(1,258)	(1,455)	(1,445)	(2,713)	(2,556)
Interest and restatement expenses on technical provisions for insurance, pension plans a	(156)	(153)	(160)	(309)	(252)
Borrowings and onlendings	152	(207)	(382)	(55)	(581)
Provision for loan losses	(435)	(310)	(316)	(745)	(629)

Profit from financial intermediation	1,529	1,489	1,117	3,018	2,296

Other operating income (expenses)	(845)	(778)	(716)	(1,623)	(1,424)
Fees from services rendered	794	766	820	1,560	1,561
Insurance, pension plans and annuity result	151	143	168	294	276
Credit card selling expenses	(72)	(66)	(87)	(138)	(157)
Salaries, benefits, training and social security	(467)	(446)	(484)	(913)	(943)
Other administrative expenses	(765)	(740)	(758)	(1,505)	(1,442)
Other taxes	(261)	(232)	(174)	(493)	(331)
Equity in the results of associated companies	16	(1)	(1)	15	5
Other operating income / Other operating expenses (1)	(241)	(202)	(200)	(443)	(393)

Operating income	684	711	401	1,395	872
Non-operating income (expenses)	17	(7)	18	10	6
Income before taxes and profit sharing	701	704	419	1,405	878

Income tax and social contribution	(129)	(165)	(18)	(294)	(97)

Profit sharing	(84)	(101)	(57)	(185)	(126)

Net income before minority interest	488	438	344	926	655
Minority interest	(35)	(37)	(39)	(72)	(74)

Net Income	453	401	305	854	581

Note: (1) Exchange rate fluctuation on investments abroad was accounted for as “marketable securities result” in the press release, where it was accounted for as “other operating income (expenses)” in the Financial Statements.

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

Unibanco’s full financial statementswill be available on our website at www.ir.unibanco.com, under Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.

This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projec tions contained herein.

2Q05 Conference Callwill be held on August 12, at 09:00 a.m. (Eastern Time) in Portuguese, and at 11:00 a.m. (Eastern Time) in English. See the webcast presentation through our Investor Relations website www.ir.unibanco.com – Conference Call - Webcasting.

For further information, please contact us by sending an e-mail to investor.relations@unibanco.com, or by phone 55 11 3097-1980.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 2005

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.